[NEW IRELAND FUND LETTERHEAD]

April 14, 2011

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	The New Ireland Fund, Inc. (the “Fund”)
SEC File Numbers: 33-32732 and 811-5984

Dear Mr. Bartz:

          On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided telephonically on March 30, 2011, regarding the Fund’s filing of its Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Preliminary Proxy”). The Fund’s Preliminary Proxy was filed with the Commission on March 21, 2011.

          We have set forth below, in boldface type, the text of each comment, followed by the Fund’s response.

1. Comment: Revise the disclosure describing the process for identifying and evaluating nominees for director, particularly with respect to whether the nominating committee (or the board) considers diversity in identifying nominees for director, so that the disclosure complies with Item 407(c)(2)(vi) of Regulation S-K.

          Response: The requested revision has been made. Consistent with the requirements of Item 407(c)(2)(vi), the Fund has added disclosure stating that the nominating committee believes that the board generally benefits from diversity of background, experience and views among its members; the board considers diversity as a factor in evaluating the composition of the Board; and the board has not adopted a policy with regard to the consideration of diversity in identifying director nominees.

2. Comment: Inform the Commission supplementally of the names of other registered investment companies that are advised or sub-advised by Kleinwort Benson Investors International Ltd (“KBI”).

          Response: KBI currently sub-advises the Calvert Global Alternative Energy Fund and the Calvert Global Water Fund, each of which is a series of Calvert Impact Fund Inc., and the Tributary International Equity Fund, a series of Tributary Funds, Inc.

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          The Fund acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Fund thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Moreover, the Fund will not assert the affirmative action by the Commission to declare the Fund’s filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any questions or comments regarding the above, please phone me at (914) 946-0460.

Very truly yours,

/s/ Peter J. Hooper

Peter J. Hooper Chairman